Exhibit 99.2

Press Release

Late-breaking Dupixent® (dupilumab) data at ERS 2022 show consistent efficacy and safety profile for up to two years in children aged 6 to 11 years with moderate-to-severe asthma

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Results from the longest global Phase 3 open-label extension trial in this age group in asthma show sustained improvement in lung function, low rate of asthma attacks and a consistent safety profile for up to two years

*	Data reinforce well-established efficacy and safety profile of Dupixent across age groups

Paris and Tarrytown, N.Y. September 5, 2022. Results from a Phase 3 open-label extension trial demonstrated the efficacy and safety profile of Dupixent® (dupilumab) as a maintenance therapy when added to other asthma medications was consistent for up to two years in children aged 6 to 11 years with uncontrolled moderate-to-severe asthma with evidence of type 2 inflammation. These results were presented today in a late-breaking session at the 2022 European Respiratory Society (ERS) International Congress, which coincides with the milestone that more than 500,000 people around the world have been treated with Dupixent in its approved indications.

Leonard B. Bacharier, M.D.

Professor of Pediatrics, Director of the Center for Pediatric Asthma Research, Monroe Carell Jr. Children’s Hospital, Vanderbilt University Medical Center

“Children with uncontrolled moderate-to-severe asthma may experience long-term persistent coughing, difficulty breathing, unpredictable asthma attacks and impaired lung function, which can lead to complications later in life as they grow and develop. An established safety profile balanced with efficacy is always a priority when treating children with a chronic disease, such as those with uncontrolled moderate-to-severe asthma with an eosinophilic phenotype or oral corticosteroid dependent asthma. These new data further support the consistent safety profile of long-term Dupixent - which is indicated for the treatment of uncontrolled moderate to severe asthma with an eosinophilic phenotype or oral corticosteroid dependent asthma - and its ability to provide sustained improvements in lung function and reductions in asthma exacerbations in children as young as 6 years old.”

The results are from data in children who entered the extension trial after finishing active treatment or placebo in the Phase 3 trial (pivotal trial). Children in the extension trial were treated for up to an additional year with Dupixent, providing up to two years of data in total. Children treated with Dupixent in the extension trial experienced a:

•	Low rate of severe asthma attacks with an average of 0.118-0.124 events per year, compared to 2.16-2.56 events per year at baseline in the pivotal trial.

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Sustained improvement in lung function at 52 weeks of 9.43-12.6 percentage points from baseline in the pivotal trial, measured by percent predicted FEV1 (FEV1pp). FEV1pp seeks to evaluate a patient’s change in lung function compared to their predicted lung function based on age, height, sex and ethnicity to account for children’s growing lung capacity at different stages of development.

•	Children who switched from placebo in the pivotal trial to Dupixent in the extension trial demonstrated improvement of 8.71 percentage points in lung function at two weeks.

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The safety results of the trial were generally consistent with the known safety profile of Dupixent in its approved respiratory indications. Over the 52-week treatment period, the overall rates of adverse events (AEs) were 61-68%. The most common AEs (≥5%) were nasopharyngitis (9-10%), pharyngitis (6-10%), upper respiratory tract infection (4-8%), influenza (5-6%), eosinophilia (3-6%), allergic rhinitis (3-7%), diarrhea (4-6%) and injection site reactions (3-7%).

About Pediatric Asthma

Asthma is one of the most common chronic diseases in children. Up to 85% of children with asthma may have type 2 inflammation and are more likely to have higher disease burden. Despite treatment with current standard-of-care inhaled corticosteroids and bronchodilators, these children may continue to experience serious symptoms such as coughing, wheezing and difficulty breathing. They also may require the use of multiple courses of systemic corticosteroids that carry significant risks.

About the LIBERTY ASTHMA EXCURSION Trial

The Phase 3, multicenter, open-label extension trial evaluated the long-term safety and efficacy of Dupixent in 365 children with uncontrolled moderate-to-severe asthma who had previously participated in the placebo-controlled VOYAGE trial (the pivotal trial) when they were 6 to 11 years of age. Patients in the open-label extension trial received Dupixent 100 mg or 200 mg every two weeks or Dupixent 300 mg every four weeks, based on body weight, for 52 weeks.

The primary endpoint assessed the number of patients experiencing any treatment emergent adverse event. Secondary endpoints included the annualized rate of severe asthma exacerbations over one year and change from pivotal trial baseline in FEV1pp.

About Dupixent

Dupixent is a fully human monoclonal antibody that inhibits the signaling of the interleukin-4 (IL-4) and interleukin-13 (IL-13) pathways and is not an immunosuppressant. The Dupixent development program has shown significant clinical benefit and a decrease in type 2 inflammation in Phase 3 trials, establishing that IL-4 and IL-13 are key and central drivers of the type 2 inflammation that plays a major role in multiple related and often co-morbid diseases. These diseases include approved indications for Dupixent such as asthma, atopic dermatitis, chronic rhinosinusitis with nasal polyposis (CRSwNP) and eosinophilic esophagitis (EoE), as well as investigational diseases such as prurigo nodularis.

In the EU, Dupixent is approved in children aged 6 to 11 years as an add-on maintenance treatment for severe asthma with type 2 inflammation characterized by raised blood eosinophils and/or raised FeNO, who are inadequately controlled with medium to high dose inhaled corticosteroids (ICS) plus another medicinal product for maintenance treatment. For adolescents and adults 12 years and older with severe asthma with type 2 inflammation, patients must be inadequately controlled with high dose ICS plus another medicinal product for maintenance treatment.

Dupixent has received regulatory approvals around the world for use in in certain patients with atopic dermatitis, asthma, CRSwNP or EoE in different age populations. Dupixent is currently approved across these indications in the U.S. and for one or more of these indications in more than 60 countries, including in the European Union and Japan.

Dupilumab Development Program

Dupilumab is being jointly developed by Sanofi and Regeneron under a global collaboration agreement. To date, dupilumab has been studied across more than 60 clinical trials involving more than 10,000 patients with various chronic diseases driven in part by type 2 inflammation.

In addition to the currently approved indications, Sanofi and Regeneron are studying dupilumab in a broad range of diseases driven by type 2 inflammation or other allergic processes in Phase 3 trials, including prurigo nodularis, pediatric eosinophilic esophagitis, hand and foot atopic dermatitis, chronic inducible urticaria-cold, chronic spontaneous urticaria, chronic pruritis of unknown origin, chronic obstructive pulmonary disease with evidence of type 2 inflammation, chronic rhinosinusitis without nasal polyposis, allergic fungal rhinosinusitis, allergic bronchopulmonary aspergillosis and bullous pemphigoid. These potential uses of dupilumab are currently under clinical investigation, and the safety and efficacy in these conditions have not been fully evaluated by any regulatory authority.

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About Regeneron

Regeneron is a leading biotechnology company that invents, develops and commercializes life-transforming medicines for people with serious diseases. Founded and led for nearly 35 years by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to numerous FDA-approved treatments and product candidates in development, almost all of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye diseases, allergic and inflammatory diseases, cancer, cardiovascular and metabolic diseases, pain, hematologic conditions, infectious diseases and rare diseases.

Regeneron is accelerating and improving the traditional drug development process through our proprietary VelociSuite® technologies, such as VelocImmune®, which uses unique genetically humanized mice to produce optimized fully human antibodies and bispecific antibodies, and through ambitious research initiatives such as the Regeneron Genetics Center, which is conducting one of the largest genetics sequencing efforts in the world.

For more information, please visit www.Regeneron.com or follow @Regeneron on Twitter.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY.

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